SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               MONEYZONE.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.15
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                         (Title of Class of Securities)

                                   302 42M 106

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                                 (CUSIP Number)

                                 ROBERT W. MOORE
                         2875 East Patrick Lane, Suite H
                               Las Vegas, NV 89120
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 11, 2002
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 302 42M 106

 1) Names of Reporting Persons. I.R.S. Identification No. of above persons (entities only).

      Robert W. Moore
      --------------------------------------------------------------------------

 2)   Check the Appropriate Box If a Member of a Group(See Instructions)
                                                                 (a)   [   ]
                                                                 (b)   [   ]
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 3)   SEC Use Only

      --------------------------------------------------------------------------

 4)   Source of Funds (See Instructions)

      PF
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 5)   Check Box If Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                   [   ]

      --------------------------------------------------------------------------
 6)   Citizenship or Place of Organization

      United States
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                          7)  Sole Voting Power
      Number of
                              100,333
      Shares                  --------------------------------------------------

      Beneficially        8)  Shared Voting Power

      Owned by                0
                              --------------------------------------------------
      Each
                          9)  Sole Dispositive Power
      Reporting
                              100,333
      Person                  --------------------------------------------------

      With               10)  Shared Dispositive Power

                              0
                              --------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      100,333
      --------------------------------------------------------------------------

12)   Check If the Aggregate Amount in Row (11) Excludes Certain
      Shares(See Instructions)                                         [   ]

      --------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)

      16.7%
      --------------------------------------------------------------------------

14)   Type of Reporting Person (See Instructions)

      IN
      --------------------------------------------------------------------------

         This Statement on Schedule 13D (this "Statement") relates to transactions effected on July 11, 2002 (the "Reporting Date"). As of the Reporting Date, Robert W. Moore (the "Reporting Person") was the beneficial owner of 23,219 shares of the Common Stock, par value $.15 per share (the "Common Stock"), of MoneyZone.com, Inc, a Delaware corporation (the "Issuer"), and first became the owner of more than 5% of the Issuer's outstanding Common Stock (based on 600,000 shares of Common Stock outstanding as reported in the Form 10-QSB of the Issuer filed on August 13, 2002). This Statement reflects information as of September 23, 2002.

Item 1. Security and Issuer.

         This statement relates to shares of Common Stock, $.15 par value (the "Common Stock"), of MoneyZone.com, Inc., a Delaware corporation having its principal place of business at 6000 Fairview Road, Suite 1410, Charlotte, North Carolina 28210 (the "Issuer").

Item 2. Identity and Background.

(a)      Name of Person Filing:

         Robert W. Moore

(b)      Principal Business Address:

         2875 East Patrick Lane, Suite H, Las Vegas, NV  89120

(c)      Present Occupation, Principal Business and Business Address

         President and CEO of Chadmoore Wireless Group, Inc.
         2875 East Patrick Lane, Suite G, Las Vegas, NV  89120

(d)      Criminal Proceedings

         During the last five years Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Civil Proceedings

         During the last five years Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship.

         U.S.

Item 3.  Source and Amount of Funds or Other Consideration.

         Reporting Person utilized personal assets to acquire securities of the Issuer; please see Item 5 for further description of the transactions.

Item 4.  Purpose of Transaction.

         The securities of the Issuer referenced herein were acquired for investment purposes.

         On August 21, 2002, the Issuer has filed an Information Statement on
         Schedule 14C to notify its stockholders that the Board of Directors of the Issuer and a majority of the stockholders have voted in favor of the following transactions:

                  1. Forward split the shares of Common Stock of the Issuer on a five for one basis.

                  2. To approve the Agreement and Plan of Reorganization (the "Agreement") and the transactions contemplated thereby, by and among the Issuer and Quicktest 5, Inc. ("Quicktest"); that the Issuer merge with Quicktest and take all necessary actions to complete such transaction (the "Merger"), including but not limited to the filing of the appropriate merger documents with the State of Delaware.

                  3. Amend the Certificate of Incorporation of the Issuer to increase the total amount of the Issuer's authorized Common Stock, from 25,000,000 shares to 100,000,000 shares (the "Capital Stock Increase").

                  4. Amend the Certificate of Incorporation of the Issuer to change the name of the Issuer to "QT5, Inc.", or, if the new name is unacceptable to the applicable regulators having jurisdiction over the affairs of the Issuer, to any such other name that is approved by the board of directors in its sole discretion.

                  5. That, upon the closing and effectiveness of the merger, Timothy J. Owens, Steven H. Reder, and Michael Kessler be nominated to serve on the Board of Directors of the Issuer until the next annual meeting of shareholders.

         Except as otherwise set forth in this Item 4, Reporting Person has no present plans or proposals which relate to, or would result in, the acquisition or disposition by any person of securities of the Issuer, the investments in the Issuer by the Reporting Person (and his affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set forth in this Schedule 13D, the Reporting Person (and his affiliates) do not at the present time have any plans or proposals which relate to or would result in:
         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure; (g) Changes in the Issuer's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; 5 (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) Any action similar to any of those enumerated above.

         Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in the Securities of the Issuer.

         As of the date hereof, Reporting Person is the direct beneficial owner of 100,333 shares of Common Stock, over which Reporting Person has sole voting power and sole power to dispose. This number includes 76,781 shares of Common Stock, an option to purchase 23,219 shares of Common Stock at an exercise price of $0.359 per share (the "Option") and assumes the conversion of 33,333 shares of Series A Preferred Stock, par value $.15 (the "Preferred Stock"), into 333 shares of Common Stock.

         On July 22, 2002, Reporting Person was issued 76,781 shares of Common Stock pursuant to the Issuer's 2000 Stock Option Plan by the Issuer in exchange for consulting services and pursuant to Reporting Person's Consulting Services Agreement, dated July 16, 2002. On July 11, 2002, Reporting Person purchased 33,333 shares of Preferred Stock for $2.50 per share from Corporate Communications Network, Inc. for an aggregate purchase price of $83,333.33. As part of the purchase of the Preferred Stock, Reporting Person was contemporaneously issued the Option from Global Capital Partners, Inc.

         On July 16, 2002, the Issuer borrowed $100,000 from Reporting Person pursuant to its 7 % Promissory Note (the "Note"). The Note is due in full on July 15, 2004 and may be prepaid without penalty.

         No person other than Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         Other than as discussed in Item 5, no contracts, arrangements, understandings or relationships (legal or otherwise) exists among Reporting Person and any other person with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A    Certificate of Merger of Issuer and Quicktest 5, Inc.
                      ("QT5"), incorporated by reference to Exhibit 10.1 of the Issuer's Information Statement on Schedule 14C filed with the Securities and Exchange Commission on September 12,
                      2002 (the "Information Statement").

         Exhibit B    Agreement and Plan of Reorganization by and among the
                      Issuer and QT5, incorporated by reference to Exhibit 10.2 of the Information Statement.

         Exhibit C    Securities Purchase Agreement between Reporting Person and
                      Corporate Communications Network, Inc.

         Exhibit D    Option Agreement between Reporting Persona and Global
                      Capital Partners, Inc.

                                   SIGNATURES

            After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


            Dated: September 23, 2002


            /s/ ROBERT W. MOORE
            ---------------------------------------
            Robert W. Moore

                                  EXHIBIT INDEX

EXHIBIT      TITLE
-------      -------------------------------------------

Exhibit A    Certificate of Merger of MoneyZone.com, Inc. ("Issuer") and
             Quicktest 5, Inc. ("QT5"), incorporated by reference to Exhibit
             10.1 of the Issuer's Information Statement on Schedule 14C filed with the Securities and Exchange Commission on September 12, 2002
             (the "Information Statement").

Exhibit B    Agreement and Plan of Reorganization by and among the Issuer and
             Qui, Inc., incorporated by reference to Exhibit 10.2 of the Information Statement.

Exhibit C    Securities Purchase Agreement between Reporting Person and
             Corporate Communications Network, Inc.

Exhibit D    Option Agreement between Reporting Persona and Global Capital
             Partners, Inc.

EXHIBIT C

                          SECURITIES PURCHASE AGREEMENT
                          -----------------------------

         THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is made and entered into as of this 11th day of July, 2002 (the "Effective Date") by and between Corporate Communications Network, Inc. (the "Seller"), and the Buyers set forth on Schedule A (collectively referred to as the "Buyer").

                                   WITNESSETH
                                  ------------

         WHEREAS, Seller owns of 100,000 shares of preferred stock, $.15 par value per share (referred to as the "Shares"), of Moneyzone.com, Inc. (OTCBB Symbol "MOZN", and hereinafter referred to as "MOZN"); and

         WHEREAS, Seller desires to sell and Buyer desires to purchase the Shares.

         NOW, THEREFORE, in consideration of the foregoing and of the promises, covenants and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, Buyer and Seller hereby agree as follows:

         1. Agreement to Buy and Sell. For an aggregate purchase price of
            -------------------------
$250,000 (the "Purchase Price") as more fully set forth in Section 2 below, and subject to the terms set forth herein, the Seller agrees to sell, assign, and transfer all of its rights in the Shares, and the Buyer agrees to purchase and accept the Shares from the Seller for the consideration set forth below.

         2. Purchase Price. The total consideration for the purchase of the
            --------------
Shares, i.e., the Purchase Price, shall be paid at the Closing as follows:
$175,000 in cash by wire transfer as per the wire instructions supplied to the Buyer and $75,000 by the execution and delivery of Buyer's (Sunset Holdings International, Ltd.) promissory note in such amount in substantially the form attached hereto (the "Note"). The mechanics of the closing is set forth in
Section 3 below and in the Escrow Agreement annexed hereto.

         3. Actions to be Completed at or Prior to the Closing. The closing of
            --------------------------------------------------
the purchase and sale of the Shares contemplated hereunder (the "Closing") shall occur upon the satisfaction (or written waiver) of the conditions contained below and as more fully set forth in the Escrow Agreement. The date that the Closing actually occurs is referred to as the "Closing Date."

         At or prior to the Closing Date, the following shall occur:

              (a) Each party shall execute this Agreement

              (b) The Escrow Agent shall receive the original certificate representing the Shares, registered in the name of the Buyer, free and clear of all liens, claims, charges and encumbrances, except for restrictions on transferability under the Securities Act of 1933, as amended (the "Act").

              (c) Buyer shall have delivered the cash portion of the Purchase Price to Seller by wire as provided in Section 2 and the Note to Seller as payment in full for the Shares.

         4. Representations and Warranties of Seller. Seller hereby represents
            ----------------------------------------
and warrants to Buyer as follows:

              (a) Seller has legal capacity to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

              (b) The execution, delivery and performance of this Agreement by the Seller do not require the consent or approval of any other person, entity or governmental agency. This Agreement has been duly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms and not in violation of any other agreements, instruments, order or judgement by which Seller is bound or subject. The Seller has the full right, power and authority to enter into this Agreement, to consummate the transactions contemplated hereby and to perform its obligations under this Agreement, and has taken all necessary action to authorize such execution, delivery and performance. Seller has duly executed and delivered this Agreement, which is a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws relating to creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

              (c) The execution and delivery of this Agreement and the performance of the obligations imposed on Seller hereunder will not result in a violation of any order, decree or judgement of any court or governmental agency having jurisdiction over Seller or Seller's properties, will not conflict with, constitute a default under, or result in the breach of, any contract, agreement or other instrument to which Seller is a party or is otherwise bound and no consent, authorization or order of, or filing or registration with, any court or governmental agency is required for the execution, delivery and performance of this Agreement by Seller.

              (d) There is no litigation or proceeding pending or, to the best knowledge of Seller, threatened, against Seller, which would have a material effect on the validity or performance of this Agreement.

              (e) There are no restrictions on the transfer of the Shares to Buyer and Buyer is entitled to have the Shares registered in its name.

              (f) Seller is the sole, record, legal and beneficial owner of, and has good and marketable title to the Shares, and the Shares are subject to no lien, claim, charge, pledge or encumbrance, except for restrictions on transferability under the Act.

              (g) Upon delivery of the Shares and payment of the consideration therefore pursuant to this Agreement, title to such securities, free and clear of all liens, encumbrances and pledges (except for restrictions on transferability under the Act), will pass to the Buyer. The delivery of the Shares to the Buyer pursuant to this Agreement will transfer legal and valid title thereto, free and clear of all liens, claims, charges and other encumbrances and other than as set forth herein, subject to no condition to, or restriction on, the ability of the holder thereof to sell, assign or otherwise transfer such securities, whether set forth in such security or arising under contract or by operation of law, except for restrictions on transferability under the Act and any applicable state securities laws.

              (h) Seller represents that it has been the beneficial owner (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of the Shares since January 20, 2002.

              (i) Seller shall take all action necessary, as the Buyer shall request, to cause MOZN and/or MOZN's transfer agent to have the Buyer registered as the holder of record of such securities at no cost to the Buyer.

              (j) The Shares are not subject to any right of first refusal or other similar right in favor of any person.

              (k) Seller is responsible for satisfying all of the outstanding liabilities of MOZN set forth in Schedule B hereto with the exception of the outstanding liability surrounding MOZN's alleged outstanding indebtedness in connection with certain office space), which liabilities (with the exception of the liability relating to the office space), to the best of Seller's knowledge, constitute all of the existing liabilities, fixed or contingent, of MOZN as of the date hereof. In the event that such liabilities (with the exception of the liability relating to the office space) have not been satisfied by Seller on or before the due date of the Note, Seller agrees that the principal amount of the Note shall be reduced by the amount of such liabilities which remain unsatisfied at such time.

         5. Representations and Warranties of Buyer. Buyer hereby represents and
            ---------------------------------------
warrants to Seller as follows:

              (a) Buyer has legal power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

              (b) The execution and delivery by Buyer of this Agreement, and the consummation by Buyer of the transactions contemplated hereby, have been duly authorized by all necessary action by the Buyer.

              (c) The execution and delivery of this Agreement and the performance of the obligations imposed hereunder will not result in a violation of any order, decree or judgement of any court or governmental agency having jurisdiction over the Buyer or its properties, will not conflict with, constitute a default under, or result in the breach of, any contract, agreement or other instrument to which Buyer is a party or is otherwise bound and no consent, authorization or order of, or filing or registration with, any court or governmental agency is required for the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws relating to creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

              (d) There is not litigation or proceeding pending or, to the best knowledge of the Buyer threatened, against the Buyer, which would have an effect on the validity, or performance of this Agreement by the Buyer.

              (e) Buyer is able to fend for itself in the transactions contemplated by this Agreement relating to its purchase of the Shares, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment, has the ability to bear the economic risks of its investment for an indefinite period of time and have been furnished with and have had access to such information as Buyer deems necessary and appropriate to enable Buyer to evaluate the financial risk inherent in purchasing the securities together with such additional information as is necessary to verify the accuracy of the information supplied. Buyer is an "accredited investor" as such term is defined in Rule 501(a) promulgated under the Securities Act.

              (f) Buyer understands that its purchase of the Shares will be a speculative investment and represents that it is able, without impairing their financial condition, to hold the securities for an indefinite period of time and to suffer a complete loss on its investment.

              (g) Buyer acknowledges that the Shares have not been registered under the Act and the certificate evidencing the shares to be delivered to Buyer will contain the customary restrictive legend regarding transferability under the Act.

         6. Miscellaneous.
            -------------

              (a) Each of Seller and Buyer agrees to take such actions as reasonably necessary to carry out the intentions of the parties under this Agreement.

              (b) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

              (c) This Agreement constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, supersedes all prior and contemporaneous agreements, negotiations and understandings between the parties, both oral and written relating to the subject matter hereof.

              (d) This Agreement will be construed and enforced in accordance with and governed by the laws of the State of California, except for matters arising under the Securities Act, without reference to principles of conflicts of law. Each of the parties consents to the exclusive jurisdiction of the U.S. District Court sitting in California in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceedings in such jurisdiction. Each party hereby agrees that if another party to this Agreement obtains a judgement against it in such a proceeding, the party which obtained such judgement may enforce same by summary judgement in the courts of any country having jurisdiction over the party against whom such judgement was obtained, and each party hereby waives any defenses available to it under local law and agrees to the enforcement of such a judgement. Each party to this Agreement irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address set forth herein. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law. Each party waives its right to a trial by jury.

              (e) The headings used in this Agreement are for convenience only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

              (f) This agreement is intended for the benefit of the parties hereto and is not for the benefit of, nor may any provisions hereof be enforced by, any other person or entity.

              (g) Buyer and Seller agree that this sale/purchase is private, and that this sale/purchase is not pursuant to any private or public offering.

              (h) All references to dollar amounts shall refer to United States currency.

              (i) This Agreement may be executed in multiple counterparts, each of which may be executed by less than all of the parties and shall be deemed to be an original instrument which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one and the same instrument. Except as otherwise stated herein, in lieu of the original documents, a facsimile transmission or copy of the original documents shall be as effective and enforceable as the original.

              (j) This Agreement may be amended and the terms or covenants of this Agreement may be waived, only by a written instrument executed by all of the parties to this Agreement or, in the case of a waiver, by the party waiving compliance. No waiver by any party of the breach of any term or provision contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

              (k) All notices and other communications which are required or permitted hereunder or in connection with this Agreement shall be in writing and shall be deemed to be sufficiently given (i) if delivered personally, upon delivery, (ii) if delivered by registered or certified mail (return receipt requested), postage prepaid, upon the earlier of actual delivery or upon three days after being mailed, and (iii) if delivered by telecopy, upon confirmation of transmission by telecopy, in each case to the parties at the following addresses:

                           As to the Seller:

                           Corporate Communications Network, Inc.
                           7025 E. 1st Avenue, Suite 5
                           Scottsdale, AZ  85251
                           Phone: (480) 945-2232
                           Fax:  (480) 945-1938

                           As to Buyer to their respective addresses set forth on Schedule A.

              Any party hereto may, by notice given hereunder, designate any further or different address to which subsequent notices or other communications shall be sent.

              (l) Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

              (m) The representations and agreements of the parties set forth in this Agreement shall survive the Closing for a period of one (1) year.

              (n) This Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors, heirs and assigns; provided, however, that no party may assign either this Agreement or any of its rights, interests or obligations hereunder in whole or in part without the prior written consent of the other parties hereto, and any such transfer or assignment without said consent shall be void, ab initio. Subject to the immediately preceding sentence, this Agreement is not intended to benefit, and shall not run to the benefit of or be enforceable by, any other person or entity other than the parties hereto and their permitted successors and assigns.

              (o) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable legal requirements, to consummate and make effective the transactions contemplated by this Agreement. If at any time after the execution of this Agreement any further action is necessary or desirable to carry out the purposes of this Agreement, the Seller and/or Buyer, as the case may be, shall take or cause to be taken all such necessary or convenient action and execute, and deliver and file, or cause to be executed, delivered and filed, all necessary or convenient documentation.

              (p) It is agreed and understood that each party is entering into this Agreement based upon, and is relying upon, the representations and warranties of all other parties to this Agreement.

              (q) The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SELLER:

CORPORATE COMMUNICATIONS NETWORK, INC.



By:____________________________
         Name:     Steven Kerr
         Title:    President

BUYER:

Robert Moore                                Sunset Holdings International, Ltd.

By:___________________________              By:___________________________
By:  Robert Moore                                    Name:     Todd Sanders
                                                     Title:    President


Blackwoods Management Group, Ltd.



By:___________________________
         Name:
         Title

Attachments:

Escrow Agreement
Promissory Note
Schedule A
Schedule B



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                                   SCHEDULE A


Robert Moore
2875 East Patrick Lane, Suite G
Las Vegas, Nevada  89120
33,333 shares

Sunset Holdings International, Ltd.
19100 Von Karman Ave.
Suite 450
Irvine, CA  92612
33,334 shares

Blackwoods Management Group, Ltd.
P.O. Box N-3736
Nassau Bahamas
33,333 shares

















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EXHIBIT D

                                OPTION AGREEMENT

         THIS OPTION AGREEMENT is made this 11 day of July, 2002, between Global Capital Partners, Inc. located at 15105 John Delaney Drive, Charlotte, NC 28277 (the "Optionor") and Robert Moore (the "Optionee"),

         WHEREAS, Optionor is the owner of an aggregate of 69,659 shares of Moneyzone.com, Inc. (the "Company") Common Stock, $.15 par value per share, certificate number MO0016;

         WHEREAS, the Option Shares are currently in the name of Pels Anderson & Lee ("Pels"), as escrow agent, and Pels is currently holding the Option Shares as escrow agent and has agreed to continue to act as escrow agent in connection with the transaction contemplated herein; and

         WHEREAS, Pels has agreed to act as Escrow Agent in connection with the transaction contemplated herein.

                              W I T N E S S E T H:

         In consideration of the premises and mutual covenants herein contained, the parties agree as follows:

         1. Optionor is the sole, legal and beneficial owner of, and has good and marketable title to the Shares, and the Shares are subject to no lien, claim, charge, pledge or encumbrance. Optionor has owned the Option Shares for more than one year. Pels is serving as escrow agent in this transaction and has no ownership interest, beneficial or otherwise, in the Option Shares. Optionor and Pels agree that it shall not subject the Shares to any lien, claim, charge, pledge or encumbrance during the period in which this Agreement is in effect.

         2. The Optionor hereby grants to the Optionee the right and option to purchase, 23,219 shares of the Company Common Stock, $.15 par value per share (the "Option Shares") at an aggregate purchase price of $8,333.33 (the "Option Price"). The Option Price shall be paid by Optionee to Pels at 416 Hungerford Drive, Suite 440, Rockville, MD 20850, as escrow agent, upon execution of this Agreement. Pels shall immediately forward to Optionor $4,000.00 of the Option Price. Optionee shall have 105 days from the date of this Agreement, or at 5:00 p.m. EST on October 24, 2002, to exercise its Option ("Option Date"). Optionor must exercise its Option by serving written notice upon Pels stating its intention to exercise its Option. Upon receipt of said notice, Pels shall simultaneously forward the remainder of the Option Price to the Optionor and forward the Option Shares to the Optionor together with all paperwork necessary (including but not limited to power of attorney) to effectuate such transfer. If Optionee does not notify Pels by the Option Date, then Pels will return the balance of the Option Price to the Optionee and will release the Option Shares to the Optionor.

         3. The Optionee shall have no voting rights or other rights as a shareholder in any of the Option Shares and no dividend or interest shall be payable or accrue with respect to the Option Shares, until the payment of the Option Price and delivery to the Optionee of such shares as herein provided.

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
         4. If and to the extent that the number of issued shares of Common Stock of the Company shall be increased or reduced by changing par value, split, reclassification, distribution of a dividend payable in stock, or the like, the number of shares subject to this Option and the per share Option Price therefore shall be proportionately adjusted. If the Company is reorganized or consolidated or merged with another corporation, and the Company is the surviving corporation, the Optionee shall be entitled to receive options covering shares of such reorganized, consolidated or merged company in the same proportion, at an equivalent price. The new option or assumption of this Option shall not give the Optionee any additional benefits which he did not have under this Option.

         5. As an inducement to the Optionor to grant the Optionee this Option, the Optionee makes the following representations and warranties in order to permit the Optionor to determine his suitability as a grantee of the Option and to determine that the exemption from registration relied upon by the Company under the Securities Act of 1933, as amended, is available to it:

         5.1 The Optionee is acquiring the Option for his own account with no present intention of distributing, dividing or allowing others to participate in the exercise thereof.

         5.2 The Optionee is an Accredited Investor in that either (I) his net worth (or his net worth with his spouse) is in excess of $1 million (including the fair market value of real estate); or (ii) his annual income for the two most recent calendar years is in excess of $200,000.00 and he reasonably expects to have income in excess of $200,000.00 in the current year; or (iii) his joint annual income with his spouse for the two most recent calendar years is in excess of $300,000.00 and he reasonably expects to have joint income in excess of $300,000.00 in the current year.

         6. This Agreement will be construed and enforced in accordance with and governed by the laws of the State of Delaware, except for matters arising under the Securities Act, without reference to principles of conflicts of law.

         7. This Option shall be binding upon any successors or assigns of the Optionor, and the heirs and personal representatives of the Optionee.

         8. Both Optionee and Optionor agree to hold Pels harmless in its role as Escrow Agent.









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

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

OPTIONOR:
Global Capital Partners, Inc.               Pels Anderson & Lee


----------------------------                --------------------------
Kevin D. McNeil, President                  Larry Anderson, Authorized Partner

OPTIONEE:



-----------------------------
Robert W. Moore





















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